PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated June 15, 2007)	Registration No. 333-143815

$287,500,000

St. Mary Land & Exploration Company

3.50% Senior Convertible Notes due 2027
and Common Stock Issuable Upon Conversion of 3.50%
Senior Convertible Notes due 2027

This prospectus supplement no. 1 supplements and amends our prospectus dated June 15, 2007 relating to the resale from time to time by certain selling securityholders of up to $287,500,000 principal amount of the notes and the shares of common stock issuable upon conversion of the notes.

This prospectus supplement no. 1 should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement no. 1 supersedes the information contained in the prospectus.

The information appearing in the table below, which is based on information provided by or on behalf of the named selling securityholders, supplements and amends, by addition or substitution, as applicable, the information in the table appearing under the heading “Selling Securityholders” in the prospectus.  The percentage of notes outstanding beneficially owned by each selling securityholder is based on $287,500,000 aggregate initial principal amount of notes outstanding.

Name	Aggregate Principal Amount of Notes That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Shares of Common Stock Outstanding
American Century Capital Portfolios, Inc. - Equity Income Fund	$16,686,000	5.80%	306,617	0.48%
Board of Trustees of the Sheet Metal Workers Local Union No. 224	$19,000	*	350	*
Brookline Avenue Master Fund, LP (2)	$1,500,000	0.52%	27,564	0.04%
Credit Suisse Securities (USA) LLC (3)	$6,000,000	2.09%	110,255	0.17%
Focused SICAV—Convert Global (EUR) (4)	$12,600,000	4.38%	231,534	0.37%
Froley Revy Alternative Strategies	$500,000	0.17%	9,188	0.01%
Morley AISF Convertible Bond Arbitrage Fund (5)	$3,000,000	1.04%	55,128	0.09%
Privilege Portfolio SICAV (5)	$6,000,000	2.09%	110,255	0.17%
S.A.C. Arbitrage Fund, LLC (6)	$10,000,000	3.48%	183,757	0.29%
The Northwestern Mutual Life Insurance Company (7) (8)	$3,500,000	1.22%	64,315	0.10%
UBS (Lux) Bond SICAV Convert Global USD B (4)	$900,000	0.31%	16,539	0.03%
UBS Securities LLC (3) (9)	$5,350,000	1.86%	98,310	0.16%

*	Less than 0.01%

(1)	Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder’s notes, based on the initial conversion rate of 18.3757 shares of our common stock per $1,000 principal amount at maturity of the notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)

This selling securityholder has advised us that voting power and investment control with respect to the notes and common stock held by this selling securityholder are exercised by Brookline Avenue Partners, LP, its investment advisor.

(3)	The selling securityholder is a broker-dealer.

(4)

This selling securityholder has advised us that voting power and investment control with respect to the notes and common stock held by this selling securityholder are exercised by Andreas Jacobs, Managing Director of UBS AG, Basel und Zürich (“UBS AG Basel”), Dirk Spiegel, Executive Director of UBS AG Basel, Gerhard Fusenig, Managing Director of UBS AG Basel, Gilbert Schintgen, Executive Director of UBS Fund Services (Luxembourg) S.A., Luxembourg (“UBS Luxembourg”), and Aloyse Hemmen, Executive Director of UBS Luxembourg.

(5)	This selling securityholder has advised us that voting power and investment control with respect to the notes and common stock held by this selling securityholder are exercised by David Clott.

(6)

This selling securityholder has advised us that, pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”), share all investment and voting power with respect to the notes and common stock held by this selling securityholder.  Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management.  Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of the notes and common stock held by this selling securityholder.

(7)

The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”) has advised us that Northwestern Investment Management Company, LLC (“NIMC”), a wholly owned company of Northwestern Mutual, is one of the investment advisers to Northwestern Mutual and is the investment adviser to Northwestern Mutual with respect to the notes and common stock held by Northwestern Mutual. NIMC may be deemed to be an indirect beneficial owner with shared voting power and investment power with respect to the notes and common stock held by Northwestern Mutual. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio which holds the notes and common stock held by Northwestern Mutual. Jerome R. Baier may be deemed to be an indirect beneficial owner with shared voting power and investment power with respect to the notes and common stock held by Northwestern Mutual. Northwestern Mutual has advised us that, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the “Exchange Act”), the foregoing sentences shall not be construed as an admission that Jerome R. Baier is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the notes and common stock held by Northwestern Mutual. Northwestern Mutual has also advised us that Mason Street Advisors, LLC, a wholly owned company of Northwestern Mutual, is an investment adviser to Northwestern Mutual and certain Northwestern Mutual-affiliated entities and may be deemed to be the indirect beneficial owner with shared voting power and investment power with respect to 1,821 shares of our common stock held by Northwestern Mutual Series Fund, Inc./Index 600 Stock Portfolio as of July 11, 2007.

(8)

This selling securityholder is an affiliate of a broker-dealer. Northwestern Mutual has advised us that it is affiliated with the following broker-dealers: Northwestern Mutual Investment Services, LLC, Russell Institutional Services, Russell Implementation Services, Inc., Russell Fund Distributors, Inc., and Todd Securities, L.L.C.

(9)

This selling securityholder has advised us that, as of June 25, 2007, it held a beneficial ownership interest in 21,257 shares of our common stock, not including the shares of our common stock issuable upon conversion of the notes.

Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years, except as disclosed in the prospectus.  None of the selling securityholders listed above will own 1% or more of our outstanding common stock after this offering.

Selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act.  To our knowledge, no selling securityholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in additional supplements to the prospectus if and when necessary.  In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances.

The prospectus is also hereby supplemented by adding the following sentence to the “Incorporation of Certain Documents by Reference” section as the second paragraph thereof:

“We also incorporate by reference the description of our common stock that is contained in our registration statement on Form 8-A filed November 12, 2002, including any amendment or report filed for the purpose of updating such description.”

Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section beginning on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 20, 2007.